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              UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington D.C.  20549


                                    FORM 11-K


                [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934.

                      For the Fiscal Year Ended December 31, 1995

                                       or

                [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d)
                       OF THE SECURITIES EXCHANGE ACT OF 1934

                    For the Transition Period From ______ To ______

                           Commission File Number 0-850



                        KEYCORP 401(K) SAVINGS PLAN
                    -------------------------------------
                         (Full title of the plan)


                                   KEYCORP
                              127 PUBLIC SQUARE
                            CLEVELAND, OHIO 44114
                    --------------------------------------
                    (Name of issuer of the securities held
                     pursuant to the plan and the address
                      of its principal executive office)


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                                   KEYCORP
                             401(K) SAVINGS PLAN

                                  FORM 11-K

REQUIRED INFORMATION
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Item 4.  Financial Statements and Supplemental Schedules for the Plan.

The KeyCorp 401(k) Savings Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements and supplemental schedules for the period ended December 31, 1995, are included as Exhibit 99.1 to this report on Form 11-K and are incorporated herein by reference. The Plan financial statements and supplemental schedules have been examined by Ernst & Young LLP, Independent Auditors, and their report is included therein.

EXHIBITS
- --------

23.1  Consent of Independent Auditors, Ernst & Young LLP

99.1 Financial statements and supplemental schedules of the KeyCorp 401(k) Savings Plan for the period ended December 31, 1995, prepared in accordance with the financial reporting requirements of ERISA.


                                 SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                KeyCorp 401(k) Savings Plan

Date:  June 27, 1996                            By: /s/ Wallace R. Demary, Jr.
                                                    --------------------------

                                                Wallace R. Demary, Jr.
                                                Senior Vice President
                                                Executive Compensation and
                                                Benefits Design